Exhibit 99.1

AMERICAS SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the nine months ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Americas Silver Corporation
Condensed interim consolidated statements of financial position
(In thousands of U.S. dollars, unaudited)

	September 30,	December 31,
As at	2018	2017
Assets
Current assets
Cash and cash equivalents	$3,111	$9,325
Trade and other receivables (Note 5)	5,646	6,631
Inventories (Note 6)	8,250	9,366
Prepaid expenses	1,774	869
Forward contracts (Note 16)	263	-
	19,044	26,191
Non-current assets
Restricted cash	709	335
Property, plant and equipment (Note 7)	106,048	100,301
Total assets	$125,801	$126,827

Liabilities
Current liabilities
Trade and other payables	$10,410	$10,393
Pre-payment facility (Note 9)	5,355	4,000
	15,765	14,393
Non-current liabilities
Other long-term liabilities	735	564
Pre-payment facility (Note 9)	6,875	11,000
Post-employment benefit obligations	8,631	8,618
Decommissioning provision	3,850	3,948
Deferred tax liabilities (Note 15)	236	246
Total liabilities	36,092	38,769

Equity
Share capital (Note 10)	212,498	207,012
Equity reserve	34,629	34,760
Foreign currency translation reserve	6,458	6,284
Deficit	(163,876)	(159,998)
Total equity	89,709	88,058

Total liabilities and equity	$125,801	$126,827

Contingencies (Note 18), Subsequent events (Note 19)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed interim consolidated statements of loss and comprehensive loss
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Revenue (Note 12)	$11,734	$9,814	$49,468	$42,234

Cost of sales (Note 13)	(12,809)	(7,694)	(37,943)	(30,357)
Depletion and amortization (Note 7)	(2,443)	(1,715)	(7,044)	(5,795)
Care, maintenance and restructuring costs	(129)	(136)	(990)	(589)
Corporate general and administrative expenses (Note 14)	(1,659)	(1,515)	(5,227)	(4,777)
Exploration costs	(539)	(1,307)	(2,528)	(1,915)
Accretion on decommissioning provision	(48)	(45)	(144)	(134)
Interest and financing income (expense)	(234)	19	(746)	(594)
Foreign exchange loss	(87)	(181)	(271)	(72)
Gain on disposal of assets (Note 7)	15	-	870	-
Gain on forward contracts (Note 16)	254	-	857	-
Gain (loss) on investment in equity instruments	-	(3)	-	8
Write-down of equipment (Note 7)	(65)	-	(65)	-
Contingency on value added taxes (Note 18)	-	-	(125)	-
Loss before income taxes	(6,010)	(2,763)	(3,888)	(1,991)
Income tax recovery (expense) (Note 15)	219	(9)	10	(116)
Net loss	(5,791)	(2,772)	(3,878)	(2,107)

Other comprehensive income (loss)
Items that may be reclassified subsequently
to net income
Foreign currency translation reserve	3	(49)	174	(259)
Change in fair value of investment in equity instruments	-	(38)	-	(182)
Other comprehensive income (loss)	3	(87)	174	(441)
Comprehensive loss	$(5,788)	$(2,859)	$(3,704)	$(2,548)

Loss per share
Basic and diluted	(0.13)	(0.07)	(0.09)	(0.05)

Weighted average number of common shares
outstanding
Basic and diluted (Note 11)	43,019,794	40,137,013	42,424,147	39,862,124

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed interim consolidated statements of changes in equity
For the nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, except share amounts, unaudited)

				Foreign	Change in
				currency	fair value of
	Share capital		Equity	translation	investment in		Total
	Shares (000s)	Amount	reserve	reserve	equity instruments	Deficit	equity

Balance at January 1, 2018	41,497	$207,012	$34,760	$6,284	$-	$(159,998)	$88,058
Net loss for the period	-	-	-	-	-	(3,878)	(3,878)
Other comprehensive income for the period	-	-	-	174	-	-	174
Share-based payments	-	-	1,777	-	-	-	1,777
Proceeds from exercise of options and warrants	1,598	5,486	(1,908)	-	-	-	3,578
Balance at September 30, 2018	43,095	$212,498	$34,629	$6,458	$-	$(163,876)	$89,709

Balance at January 1, 2017	39,540	$202,191	$34,400	$6,454	$237	$(156,138)	$87,144
Net loss for the period	-	-	-	-	-	(2,107)	(2,107)
Other comprehensive loss for the period	-	-	-	(259)	(182)	-	(441)
Share-based payments	-	-	1,241	-	-	-	1,241
Proceeds from exercise of options and warrants	1,264	2,359	(749)	-	-	-	1,610
Balance at September 30, 2017	40,804	$204,550	$34,892	$6,195	$55	$(158,245)	$87,447

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Condensed interim consolidated statements of cash flows
For the nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unaudited)

	September 30,	September 30,
	2018	2017
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(3,878)	$(2,107)
Adjustments for the following items:
Depletion and amortization	7,044	5,795
Deferred income tax expense (recovery)	(10)	116
Accretion and decommissioning costs	12	134
Share-based payments	1,675	1,568
Unrealized loss on non-current assets	2	22
Provision on other long-term liabilities	21	163
Deferred costs on credit facilities	-	173
Net charges on post-employment benefit obligations	13	76
Gain on forward contracts	(183)	-
Gain on investment in equity instruments	-	(8)
Write-down of equipment	65
Contingency on value added taxes	125	-
	4,886	5,932
Changes in non-cash working capital items:
Trade and other receivables	985	(5,108)
Inventories	1,116	(1,229)
Prepaid expenses	(905)	94
Forward contracts	(80)	-
Trade and other payables	(152)	79
Net cash generated from (used in) operating activities	5,850	(232)

Investing activities
Expenditures on property, plant and equipment	(10,670)	(5,532)
Net development costs on San Rafael	-	(11,482)
Net development costs on El Cajón	-	460
Purchase of San Felipe property option	(2,000)	(7,108)
Bond on decommissioning costs	(370)	-
Net cash used in investing activities	(13,040)	(23,662)

Financing activities
Financing from (repayments to) pre-payment facility	(2,770)	15,000
Repayments to credit facilities	-	(8,005)
Sale of investment in equity instruments	-	163
Proceeds from exercise of options and warrants	3,578	1,610
Net cash generated from financing activities	808	8,768

Effect of foreign exchange rate changes on cash	168	(206)
Decrease in cash and cash equivalents	(6,214)	(15,332)
Cash and cash equivalents, beginning of period	9,325	24,055
Cash and cash equivalents, end of period	$3,111	$8,723

Cash and cash equivalents consist of:
Cash	$3,111	$8,723
Term deposits	-	-
	$3,111	$8,723

Interest paid during the period	$757	$925

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.   Corporate information

Americas Silver Corporation (the “Company" or "Americas Silver") was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York American Stock Exchange under the symbol “USAS”.

The condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2018 were approved and authorized for issue by the Board of Directors of the Company on November 2, 2018.

2.   Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Handbook of Chartered Professional Accountants of Canada applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017. In particular, the Company’s significant accounting policies were summarized in Note 3 of the consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of these condensed interim consolidated financial statements with the exception of adoption of new accounting policies as described under Note 3 below. These unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

3.   Changes in accounting policies and recent accounting pronouncements

The Company has adopted the following new accounting standards effective for annual periods beginning on or after January 1, 2018:

(i)            Financial instruments

IFRS 9 - Financial Instruments - The standard was issued in its final version by the IASB in July 2014 bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, “Financial instruments: recognition and measurement” (“IAS 39”). The standard retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of IFRS 9 did not result in any changes to the classification or measurement of the Company’s existing financial instruments on transition date.

The following accounting policy was adopted as at January 1, 2018 retrospectively and replaces the Company’s previously existing accounting policy on financial instruments summarized in Note 3(o) of the consolidated financial statements for the year ended December 31, 2017.

The Company classifies and measures its financial instruments at fair value, with changes in fair value recognized in profit or loss as they arise, unless restrictive criteria regarding the objective and contractual cash flows of the instrument are met for classifying and measuring at either amortized cost or fair value through other comprehensive income.

Cash and cash equivalents and trade and other receivables are classified and measured as financial assets at amortized cost. Embedded derivatives arising from subsequent adjustments in provisional sales revenue are classified and measured as financial instruments at fair value through profit or loss. Trade and other payables are classified and measured as financial liabilities at amortized cost, and investment in equity instruments are classified and measured as financial assets at fair value through other comprehensive income.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

(ii)            Revenue from contracts with customers

IFRS 15 - Revenue from Contracts with Customers - The final standard on revenue from contracts with customers was issued in May 2014 and is effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. The standard covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The adoption of IFRS 15 did not impact the revenue recognition process of the Company’s existing provisional pricing arrangements on concentrate sales with the exception of disaggregating the Company’s revenue for note disclosure purposes.

The following accounting policy was adopted as at January 1, 2018 using the modified retrospective approach and replaces, effective January 1, 2018, the Company’s previously existing accounting policy on revenue recognition summarized in Note 3(e) of the consolidated financial statements for the year ended December 31, 2017.

The Company applies the following five-step approach in recognizing revenue from contracts with customers:

•	Identify the enforceable contract with the customer
•	Identify the separate performance obligations in the contract from transferring the distinct good or service
•	Determine the transaction price for consideration of transferring the good or service
•	Allocate the transaction price to the separate performance obligations identified
•	Recognize revenue when each separate performance obligation is satisfied

The Company recognizes revenue through entering into concentrate sales contracts with customers with the performance obligation of delivering its concentrate production in exchange for consideration valued under provisional pricing arrangements where the final sale prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenue from sales is recorded at the time of delivery based on forward prices for the expected date of final settlement.

Subsequent variations in metal prices are recognized as derivative pricing adjustments as they occur and are not considered as revenue from contracts with customers.

The following are future changes in accounting policies not yet effective as at September 30, 2018:

(i)            Leases

IFRS 16 - Leases - The standard on leases was issued in January 2016 and is effective for annual reporting periods beginning on or after January 1, 2019 for public entities with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The standard requires lessees to recognize assets and liabilities for most leases. The Company is assessing the impact of this standard.

4.   Significant accounting judgments and estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

5.   Trade and other receivables

	September 30,	December 31,
	2018	2017

Trade receivables	$3,711	$3,779
Value added taxes receivable	1,746	2,751
Other receivables	189	101
	$5,646	$6,631

6.   Inventories

	September 30,	December 31,
	2018	2017

Concentrates	$1,230	$1,391
Ore stockpiles	1,436	2,877
Spare parts and supplies	5,584	5,098
	$8,250	$9,366

The amount of inventories recognized as an expense was $12.8 million during the three-month period ended September 30, 2018 (2017: $7.7 million) and $37.9 million during the nine-month period ended September 30, 2018 (2017: $30.4 million). The concentrates and ore stockpiles, and spare parts and supplies write-down (recovery) to net realizable value included in cost of sales were $0.5 million and ($0.2) million, respectively, during the three-month period ended September 30, 2018 (2017: nil and $0.2 million, respectively) and $0.5 million and ($0.2) million, respectively, during the nine-month period ended September 30, 2018 (2017: $0.1 million and $0.2 million, respectively).

7.   Property, plant and equipment

	Mining	Non-producing	Plant and	Corporate office
	interests	properties	equipment	equipment	Total
Cost
Balance at January 1, 2017	$67,571	$77,390	$40,013	$81	$185,055
Asset additions	5,233	5,526	8,795	3	19,557
Property purchase option acquired	-	7,108	-	-	7,108
Change in decommissioning provision	(37)	38	-	-	1
Reclassification	31,595	(31,595)	-	-	-
Balance at December 31, 2017	104,362	58,467	48,808	84	211,721
Asset additions	6,489	-	4,467	10	10,966
Property purchase option acquired	-	2,000	-	-	2,000
Change in decommissioning provision	(110)	-	-	-	(110)
Balance at September 30, 2018	$110,741	$60,467	$53,275	$94	$224,577

Accumulated depreciation and depletion
Balance at January 1, 2017	$31,410	$50,502	$22,566	$29	$104,507
Depreciation/depletion for the year	3,438	-	3,261	10	6,709
Write-down of equipment	-	-	204	-	204
Balance at December 31, 2017	34,848	50,502	26,031	39	111,420
Depreciation/depletion for the period	4,439	-	2,599	6	7,044
Write-down of equipment	-	-	65	-	65
Balance at September 30, 2018	$39,287	$50,502	$28,695	$45	$118,529

Carrying value
at December 31, 2017	$69,514	$7,965	$22,777	$45	$100,301
at September 30, 2018	$71,454	$9,965	$24,580	$49	$106,048

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On March 2, 2017, the Company entered into an option acquisition agreement with Impulsora Minera Santacruz S.A. de C.V., a wholly-owned subsidiary of Santacruz Silver Mining Ltd. (“Santacruz”), to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option of $5 million to Santacruz plus an initial option payment of $2 million to Hochschild, plus applicable VAT, was paid with cash on hand by the Company in March while the final option payment of $8 million, plus applicable VAT, was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million plus applicable VAT was amended to become option payments of $0.5 million paid on January 1, 2018, $0.5 million paid on April 1, 2018, $1.0 million paid on July 1, 2018, with the remaining balance of $6.0 million payable on or before December 31, 2018.

Effective December 19, 2017, the San Rafael mine declared commercial production which the Company defined as operating at an average of 80% designed production capacity with saleable concentrate recoveries within 5% of its mining feasibility study over a two-week period. The Company transferred $31.6 million in net book value from non-producing properties to mining interests including the historical carrying value of $25.2 million, net of pre-commercial production revenue of $4.0 million.

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. A write-down of $0.2 million related to the U.S. operations was recorded for the year ended December 31, 2017 as a result of writing down carrying amounts of equipment to recoverable amounts. No other impairment or impairment reversal indicators were identified for the nine-month period ended September 30, 2018.

The Company recognized a gain of $0.8 million in the second quarter of 2018 related to proceeds received through an insurance claim for equipment damaged from mining operations during fiscal 2017.

The amount of borrowing costs capitalized as property, plant and equipment was nil during the three-month period ended September 30, 2018 (2017: $0.2 million) and nil during the nine-month period ended September 30, 2018 (2017: $0.5 million).

8.   Credit facilities

On August 7, 2013, the Company signed a credit agreement with Royal Capital Management Corp. as security agent, and certain lenders (the “RCM Credit Agreement”). The RCM Credit Agreement provided for the issuance of notes with an aggregate principal amount of $6.4 million ($8.5 million CAD) maturing in December 2017 at an interest rate of 12% per annum payable on a monthly basis. On March 30, 2017, the remaining principal portion of the RCM Credit Agreement of $5.6 million was repaid in full.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders (the “New Credit Facility”) for principal amount of $2.9 million for a term of one year at an interest rate of 10% per annum payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity. On October 3, 2016, the principal portion for one lender of the New Credit Facility of $1.3 million was repaid in full. On February 10, 2017, the remaining principal portion for the other lender of New Credit Facility of $1.6 million was repaid in full on maturity.

9.   Pre-payment facility

On January 29, 2017, the Company entered into a pre-payment facility for $15.0 million with Metagri S.A. de C.V., a subsidiary of Glencore PLC (“Glencore”), to fund a portion of the development costs for the San Rafael project within the Cosalá district of Sinaloa, Mexico (the “Pre-Payment Facility”). The Pre-Payment Facility was drawn in full on March 30, 2017, has a term of four years at an interest of U.S. LIBOR rate plus 5% per annum, and is secured by a promissory note in the amount of up to $15.0 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on the San Rafael project. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from the San Rafael project where Glencore will pay for the concentrates at the prevailing market prices for silver, zinc and lead, less customary treatment, refining and penalty charges. Repayment of principal on the Pre-Payment Facility began in January 2018 as additional tonnage charges on shipments of concentrate with minimum annual principal repayments of $4.0 million during 2018, $5.5 million during 2019, and $5.5 million during 2020.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

10.   Share capital

a.   Authorized

Authorized share capital consists of an unlimited number of common shares.

	September 30,	December 31,
	2018	2017

Issued
43,094,657 (2017: 41,496,950) common shares	$212,498	$207,012

b.   Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

		September 30,		December 31,
		2018		2017
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	2,316	$3.06	1,771	$4.64
Granted	1,395	4.61	1,058	3.86
Exercised	(471)	2.29	(261)	3.22
Expired	(120)	5.14	(252)	17.31
Balance, end of period	3,120	$3.79	2,316	$3.06

The following table summarizes information on stock options outstanding and exercisable as at September 30, 2018:

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

2.00 to 3.00	0.40	691	$2.04	691	$2.04
3.01 to 4.00	1.32	1,025	3.85	683	3.85
4.01 to 5.00	2.26	1,364	4.58	462	4.58
5.01 to 6.00	2.32	40	5.55	13	5.55
		3,120	$3.79	1,849	$3.37

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

c.   Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the nine-month period ended September 30, 2018 was $1.50 (2017: $1.58).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Expected share price volatility (1)	-	81%	59%	83%
Risk free interest rate	-	1.30%	1.74%	0.87%
Expected life	-	3 years	3 years	3 years
Expected forfeiture rate	-	3.67%	3.36%	4.18%
Expected dividend yield	-	0%	0%	0%

Share-based payments included in cost of sales	$-	$-	$-	$-
Share-based payments included in general and
administrative expenses	334	278	1,711	1,241
Total share-based payments	$334	$278	$1,711	$1,241

(1)	Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d.   Warrants

The warrants that are issued and outstanding as at September 30, 2018 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
799,065	4.68	Jul 2016	Jun 14, 2021
1,447,426	4.68	Jun 2016	Jun 9, 2021
1,537,355	1.20	Feb 2016	Feb 10, 2019
307,777	1.20	Nov 2015	Nov 10, 2018
4,091,623

e.   Restricted Share Units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each cash settled award charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and associated liability (which is included in trade and other payables and other long-term liabilities in the consolidated statement of financial position) are adjusted to reflect changes in market value. As at September 30, 2018, 86,692 (December 31, 2017: 208,722) restricted share units are outstanding at an aggregate value of $0.2 million (December 31, 2017: $0.8 million).

f.   Deferred Share Units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company are entitled to receive awards of deferred share units on a quarterly basis as payment for 20% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a cost in director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at September 30, 2018, 314,029 (December 31, 2017: 286,920) deferred share units are issued and outstanding.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

11.   Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Basic weighted average number of shares	43,019,794	40,137,013	42,424,147	39,862,124
Effect of dilutive stock options and warrants	-	-	-	-
Diluted weighted average number of shares	43,019,794	40,137,013	42,424,147	39,862,124

Diluted weighted average number of common shares for the three-month periods ended September 30, 2018 excludes 3,119,993 anti-dilutive stock options (2017: 2,316,264) and 4,091,623 anti-dilutive warrants (2017: 5,859,843).and nine-month periods ended September 30, 2018 excludes 3,119,993 anti-dilutive stock options (2017: 2,316,264) and 4,091,623 anti-dilutive warrants (2017: 5,859,843).

12.   Revenue

The following is a disaggregation of revenue categorized by commodities sold:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Silver
Provisional sales revenue	$4,563	$5,813	$16,501	$23,986
Derivative pricing adjustments	(298)	151	(343)	1,466
	4,265	5,964	16,158	25,452
Zinc
Provisional sales revenue	$8,941	$1,406	$32,104	$7,655
Derivative pricing adjustments	(2,494)	330	(2,726)	544
	6,447	1,736	29,378	8,199
Lead
Provisional sales revenue	$6,785	$5,475	$22,641	$18,461
Derivative pricing adjustments	(489)	213	(440)	312
	6,296	5,688	22,201	18,773
Other by-products
Provisional sales revenue	$133	$300	$360	$1,927
Derivative pricing adjustments	(12)	1	3	2
	121	301	363	1,929

Gross revenue	$17,129	$13,689	$68,100	$54,353
Treatment and selling costs	(5,395)	(3,875)	(18,632)	(12,119)
	$11,734	$9,814	$49,468	$42,234

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 16). Revenue from contracts with customers is recognized net of treatment and selling costs if payment of those amounts is enforced at the time of sale.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

13.   Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Salaries and employee benefits	$6,119	$5,277	$17,599	$16,544
Raw materials and consumables	4,754	2,560	14,034	10,105
Utilities	1,237	772	3,246	3,006
Other costs	447	343	1,948	1,931
Changes in inventories	252	(1,258)	1,116	(1,229)
	$12,809	$7,694	$37,943	$30,357

14.   Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other segments that do not directly relate to production. The following are components of corporate general and administrative expenses:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Salaries and employee benefits	$446	$423	$1,333	$1,306
Directors’ fees	95	72	241	196
Share-based payments	271	521	1,609	1,568
Professional fees	479	102	851	511
Office and general	368	397	1,193	1,196
	$1,659	$1,515	$5,227	$4,777

15.   Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine-month period ended September 30, 2018 was 26.5% and for the year ended December 31, 2017 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	September 30,	December 31,
	2018	2017

Property, plant and equipment	$837	$900
Other	25	-
Total deferred tax liabilities	862	900

Alternative minimum tax credits	626	626
Other	-	28
Total deferred tax assets	626	654
Net deferred tax liabilities	$236	$246

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

16.   Financial risk management

a.   Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i)            Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of September 30, 2018, the Company’s exposure to credit risk with respect to trade receivables amounts to $3.7 million (December 31, 2017: $3.8 million). The Company believes credit risk for Mexican Value Added Taxes of $1.7 million (December 31, 2017: $2.8 million) is not significant as they relate to current amounts receivable from Mexican taxation authorities. There are no receivables that are past due as at September 30, 2018.

(ii)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, existing credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	September 30, 2018
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$10,410	$10,410	$-	$-	$-
Pre-payment facility	12,230	5,355	6,875	-	-
Interest on pre-payment facility	1,019	694	325	-	-
Operating leases	1,179	274	535	370	-
Other long-term liabilities	735	-	245	-	490
	$25,573	$16,733	$7,980	$370	$490

(iii)            Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1)	Interest rate risk

The Company is subject to the interest rate risk of U.S. LIBOR rate plus 5% per annum from the existing pre-payment facility.

(2)	Currency risk

As at September 30, 2018, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and Mexican pesos (“MXP”):

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Financial instruments that may impact the Company’s net earnings or other comprehensive income due to currency fluctuations include CAD and MXP denominated assets and liabilities which are included in the following table:

	As at September 30, 2018
	CAD	MXP

Cash and cash equivalents	$206	$133
Trade and other receivables	39	1,871
Trade and other payables	1,004	4,506

As at September 30, 2018, the CAD/USD and MXP/USD exchange rates were 1.29 and 18.81, respectively. The sensitivity of the Company’s net income and comprehensive income due to changes in the exchange rates for the nine-month period ended September 30, 2018 is included in the following table:

	CAD/USD	MXP/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net income	$523	$1,331
Other comprehensive income	39	(57)

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

At September 30, 2018, the Company had non-hedge foreign exchange forward contracts to buy approximately 33.7 million MXP at average exchange rate of 21.00 MXP/USD to be settled within the fourth quarter of 2018 valued at approximately $1.6 million, with $0.1 million or 5% held as fund deposit. The average forward exchange rate on settlement as at September 30, 2018 was approximately 18.85 MXP/USD with the currencies having a fair value of approximately $1.8 million. Accordingly, the Company recorded an unrealized gain of $0.1 million through profit or loss during the three-month period ended September 30, 2018 (unrealized gain of $0.2 million for the nine-month period ended September 30, 2018). The Company settled non-hedge foreign exchange forward contracts to buy approximately 44.1 million MXP and recorded realized gains of $0.2 million through profit or loss during the three-month period ended September 30, 2018. For the nine-month period ended September 30, 2018, the Company settled non-hedge foreign exchange forward contracts to buy approximately 68.9 million MXP and recorded realized gains of $0.1 million.

(3)	Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at September 30, 2018, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, copper and gold prices would affect trade receivables by approximately $0.4 million.

The Company settled non-hedge commodity forward contracts to sell approximately 0.7 million pounds of zinc and recorded realized gains of $0.1 million through profit or loss during the three-month period ended September 30, 2018. For the nine-month period ended September 30, 2018, the Company settled non-hedge commodity forward contracts to sell approximately 1.4 million pounds of zinc and 2.6 million pounds of lead and recorded realized gains of $0.2 million and $0.3 million, respectively.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

b.   Fair values

The fair value of cash, restricted cash, trade and other payables, and other long-term liabilities approximate their carrying amounts. The methods and assumptions used in estimating the fair value of other financial assets and liabilities are as follows:

•
Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets. The Company’s cash equivalents consist of money market accounts held at financial institutions which have original maturities of less than 90 days.

•
Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.

•
Embedded derivatives: Revenues from the sale of metals produced since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.

•
Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value foreign exchange and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

	September 30,	December 31,
	2018	2017

Level 1
Cash and cash equivalents	$3,111	$9,325
Restricted cash	709	335

Level 2
Trade and other receivables	5,646	6,631
Forward contracts	263	-
Pre-payment facility	12,230	15,000

17.   Segmented and geographic information, and major customers

a.   Segmented information

The Company’s operations comprise of three reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

b.   Geographic information

All revenues from sale of concentrates for the three-month and nine-month periods ended September 30, 2018 and 2017 were earned in Mexico and the United States.

The following segmented information is presented as at September 30, 2018 and December 31, 2017, and for the three-month and nine-month periods ended September 30, 2018 and 2017.

	As at September 30, 2018					As at December 31, 2017
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Cash and cash equivalents	$2,789	$31	$291	$3,111	$5,963	$1,791	$1,571	$9,325
Trade and other receivables	4,262	1,345	39	5,646	4,901	1,711	19	6,631
Inventories	5,583	2,667	-	8,250	6,301	3,065	-	9,366
Prepaid expenses	558	920	296	1,774	346	305	218	869
Forward contracts	263	-	-	263	-	-	-	-
Restricted cash	168	541	-	709	160	171	4	335
Property, plant and equipment	63,163	42,836	49	106,048	59,686	40,570	45	100,301
Total assets	$76,786	$48,340	$675	$125,801	$77,357	$47,613	$1,857	$126,827

Trade and other payables	$5,684	$3,370	$1,356	$10,410	$5,893	$2,608	$1,892	$10,393
Other long-term liabilities	-	673	62	735	-	469	95	564
Pre-payment facility	12,230	-	-	12,230	15,000	-	-	15,000
Post-employment benefit obligations	-	8,631	-	8,631	-	8,618	-	8,618
Decommissioning provision	1,956	1,894	-	3,850	1,904	2,044	-	3,948
Deferred tax liabilities (assets)	862	(626)	-	236	872	(626)	-	246
Total liabilities	$20,732	$13,942	$1,418	$36,092	$23,669	$13,113	$1,987	$38,769

	Three-month period ended September 30, 2018				Three-month period ended September 30, 2017
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Revenue	$6,303	$5,431	$-	$11,734	$2,650	$7,164	$-	$9,814
Cost of sales	(6,085)	(6,724)	-	(12,809)	(343)	(7,351)	-	(7,694)
Depletion and amortization	(1,587)	(855)	(1)	(2,443)	(707)	(1,005)	(3)	(1,715)
Care, maintenance and restructuring costs	(8)	(121)	-	(129)	-	(136)	-	(136)
Corporate general and administrative expenses	-	-	(1,659)	(1,659)	-	-	(1,515)	(1,515)
Exploration costs	(462)	(77)	-	(539)	(1,180)	(127)	-	(1,307)
Accretion on decommissioning provision	(37)	(11)	-	(48)	(35)	(10)	-	(45)
Interest and financing income (expense)	(234)	-	-	(234)	21	-	(2)	19
Foreign exchange gain (loss)	(88)	-	1	(87)	(187)	-	6	(181)
Gain on disposal of assets	15	-	-	15	-	-	-	-
Gain on forward contracts	256	-	(2)	254	-	-	-	-
Loss on investment in equity instruments	-	-	-	-	-	-	(3)	(3)
Write-down of equipment	-	(65)	-	(65)	-	-	-	-
Income (loss) before income taxes	(1,927)	(2,422)	(1,661)	(6,010)	219	(1,465)	(1,517)	(2,763)
Income tax recovery (expense)	219	-	-	219	(9)	-	-	(9)
Net income (loss) for the period	$(1,708)	$(2,422)	$(1,661)	$(5,791)	$210	$(1,465)	$(1,517)	$(2,772)

Americas Silver Corporation
Notes to the condensed interim consolidated financial statements
For the three-month and nine-month periods ended September 30, 2018 and 2017
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Nine-month period ended September 30, 2018					Nine-month period ended September 30, 2017
	Mexican Operations	U.S. Operations	Corporate and Other	Total	Mexican Operations	U.S. Operations	Corporate and Other	Total

Revenue	$28,986	$20,482	$-	$49,468	$16,975	$25,259	$-	$42,234
Cost of sales	(17,278)	(20,665)	-	(37,943)	(7,576)	(22,781)	-	(30,357)
Depletion and amortization	(4,533)	(2,505)	(6)	(7,044)	(2,862)	(2,925)	(8)	(5,795)
Care, maintenance and restructuring costs	(30)	(960)	-	(990)	(60)	(362)	(167)	(589)
Corporate general and administrative expenses	-	-	(5,227)	(5,227)	-	-	(4,777)	(4,777)
Exploration costs	(2,362)	(166)	-	(2,528)	(1,615)	(300)	-	(1,915)
Accretion on decommissioning provision	(110)	(34)	-	(144)	(103)	(31)	-	(134)
Interest and financing income (expense)	(746)	-	-	(746)	94	-	(688)	(594)
Foreign exchange gain (loss)	(281)	-	10	(271)	(161)	-	89	(72)
Gain on disposal of assets	870	-	-	870	-	-	-	-
Gain on forward contracts	319	165	373	857	-	-	-	-
Gain on investment in equity instruments	-	-	-	-	-	-	8	8
Write-down of equipment	-	(65)	-	(65)	-	-	-	-
Contingency on value added taxes	(125)	-	-	(125)	-	-	-	-
Income (loss) before income taxes	4,710	(3,748)	(4,850)	(3,888)	4,692	(1,140)	(5,543)	(1,991)
Income tax recovery (expense)	10	-	-	10	(116)	-	-	(116)
Net income (loss) for the period	$4,720	$(3,748)	$(4,850)	$(3,878)	$4,576	$(1,140)	$(5,543)	$(2,107)

Revenue includes derivative pricing adjustments of ($2.9) million and ($3.0) million for the three-month and nine-month periods ended September 30, 2018, respectively, from the Mexican Operations (2017: $0.5 million and $1.3 million) and ($0.4) million and ($0.5) million for the three-month and nine-month periods ended September 30, 2018, respectively, from the U.S. Operations (2017: $0.2 and $1.0 million) accounted for as financial instruments (see Note 12).

c.   Major customers

The Company sold concentrates to one customer during the three-month period ended September 30, 2018 (2017: two customers), accounting for 100% (2017: 86% and 14%) of revenues, respectively. For the nine-month period ended September 30, 2018, the Company sold concentrates to two customers (2017: two customers), accounting for 70% and 30% (2017: 72% and 28%) of revenues, respectively.

18.   Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. The Company accrued $0.1 million (MXP 2.5 million) in the consolidated financial statements as at September 30, 2018 as a probable obligation for the disallowance of value added taxes related to a Mexican tax reassessment originally received in December 2010. Further details of the reassessment are disclosed in Note 22 of the consolidated financial statements for the year ended December 31, 2017.

19.   Subsequent events

On September 28, 2018, the Company entered into a definitive agreement to complete a business combination with Pershing Gold Corporation (“Pershing”). Under the terms of the combination transaction, shareholders of Pershing will receive 0.715 common shares of the Company for each outstanding Pershing common shares held and the right to receive 461.440 common shares of the Company for each outstanding Pershing preferred shares held. A special meeting of shareholders will be held to approve the proposed combination transaction with closing of the combination transaction expected during the first quarter of 2019.

On October 1, 2018, in connection with the proposed Pershing combination transaction, the Company entered into a short-term secured convertible loan agreement with Pierre Lassonde and two other lenders for $5.5 million CAD with interest payable at 15% per annum. The net proceeds of this loan will be used by the Company to fund a $4.0 million short-term secured first lien convertible loan to Pershing with interest payable at 16% per annum to address Pershing’s near-term working capital requirements.